File pursuant to Rule 253(g)(2)

File Number: 024-12546

SUPPLEMENT DATED FEBRUARY 21, 2025

TO OFFERING CIRCULAR DATED JANUARY 6, 2025

Gin & Luck Inc.

This document supplements, and should be read in conjunction with, the Offering Circular filed on Form 1-A of Gin & Luck Inc. (the “Company”), originally filed on December 11, 2024 and amended on January 6, 2025 (the “Offering Circular”) relating to the offer and sale by us of 4,991,574 shares of Series C-1 Preferred Stock (the “Shares”). The Offering Circular is available here. Unless otherwise defined in this supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this supplement is to update the cover page to remove the preliminary offering circular legend and update it; provide updated disclosure regarding various investor perks offered in connection with the sale of Shares under this offering; provide updated disclosure regarding the Company’s February 12, 2025 amendment to the Credit Purchase Agreement (the “1st Amendment to Credit Purchase Agreement”); disclose the Company’s execution of a promissory note agreement, dated January 16, 2025 (the “2025 DK Promissory Note”) with its director and Chief Executive Officer, David Kaplan; and to update the allocations within the section titled ‘Use of Proceeds to Issuer’ in light of the occurrence of the 2025 DK Promissory Note.

As a result, the Company amends and restates the following sections and sub-sections of its Offering Circular.

COVER PAGE – Legend

OFFERING CIRCULAR DATED

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent.

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“Investment Perks” subsection of “Investor Perks” subsection of PLAN OF DISTRIBUTION, page 20

Investment Perks

At stepped investment levels, the Company plans to offer investment packages that provide various incentives, including our products, accessories and events with our executives. The Company plans to offer the following benefits at various levels of investment:

Tier	Minimum Dollar Investment	Rewards
Early Bird	$1,001.18	For investors who invest prior to March 13, 2025, all Tier 1 perks plus 2007 Death & Co cocktail pricing (i.e., $12 cocktails—representing roughly a 40% discount to cocktail pricing as of the date of this Offering Circular) at any Death & Co properties for you and three (3) accompanying guests until the earliest of the following events, each as defined in the Company’s Second Amended and Restated Certificate of Incorporation: (i) a Deemed Liquidation Event, (ii) the Mandatory Conversion Time, or (iii) the liquidation, dissolution, or winding up of the Corporation (the “Expiration Event”).
Tier 1	$2,500	Priority reservations at all Death & Co properties; invites to all investor events (investor happy hours held annually at each door as well as investor invite-only pre-opening events); and free access to Fashioned, Death & Co’s forthcoming cocktail education platform and community hub (to launch late July 2025).
Tier 2	$5,000	All Tier 1 perks plus 10% off all Gin & Luck properties (Death & Co, Close Company, Death & Co Market, and Massachusetts Hotels); and a signed Death & Co book of your choosing.
Tier 3	$10,000	All Tier 2 perks plus 2007 Death & Co cocktail pricing (i.e. $12 cocktails) until the Expiration Event.
Tier 4	$15,000	All Tier 3 perks plus a signed Death & Co illustration from Tim Tomkinson (the illustrator of Death & Co menus).
Tier 5	$20,000	All Tier 4 perks plus a personal cocktail class for you and a group of ten (10) of your friends held at one of any of our locations.
Signature Pour	$50,000	All Tier 5 perks, plus a cocktail created for you, named by you, and featured at the Death & Co location of your choosing for one (1) season.
Reserve Collection	$75,000	All Signature Pour perks plus a commemorative plaque at the Death & Co of your choosing, plus an invitation to participate in a regularly scheduled quarterly call with Gin & Luck + Death & Co CEO, David Kaplan.
Grand Cru	$100,000	All Reserve Collection perks plus an original framed Death & Co illustration by Tim Tomkinson.
Rare Cask	$200,000	All Grand Cru perks plus a catered cocktail party for up to fifty (50) guests at a Gin & Luck location of your choosing.

Due to share price calculations, some final investment amounts may be rounded down to the nearest whole share but still qualify for the designated perk tier. Additionally, Investors must complete the online process and receive an initial email confirmation by the deadline stated on the investment platform in order to be eligible for perks.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

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“Indebtedness” subsection of MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, pages 33-35

On January 16, 2025, David Kaplan, a director on the Company’s Board of Directors and Chief Executive Officer, made a loan to the Company in the amount of $350,000 (the “2025 DK Promissory Note”). The 2025 DK Promissory Note bears an interest rate of 6.397% per annum with an initial maturity date of May 1, 2025. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, and security deposits for new projects.

On or about September 26, 2024, the Company entered into a Promissory Note with William J. Schlacks IV in the principal amount of $300,000 (“W. Schlacks Note”). The W. Schlacks Note accrues interest at a rate of 12% and is repaid in equal monthly installments until fully paid on June 28, 2026. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, security deposits for new projects, and partial funding of certain projects, including Close Company Nashville, Close Company Atlanta, and Municipal Grand Savannah.

On or about August 29, 2024, the Company executed a Revenue Purchase Agreement with Black Olive Capital LLC for the purchased $516,000 worth of revenue from the Company for $400,000 (“Black Olive Rev Purchase”). The Black Olive Rev Purchase will be paid in weekly remittances of $7,908.05. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, security deposits for new projects, and partial funding of certain projects, including Close Company Nashville, Close Company Atlanta, and Municipal Grand Savannah.

On or about June 21, 2024, Death & Co East Village LLC received a cash advance equal to $199,000 from Lightspeed Capital (“East Village Cash Advance”). Lightspeed Capital is an affiliate of Death & Co East Village LLC’s point of sale system. The East Village Cash Advance accrues interest at an annual rate of 14%. Payments towards the East Village Cash Advance are made by withholding 8% of each daily sales totals and applying such withheld amount towards the balance owed.

On or about June 21, 2024, Death & Co LA LLC received a cash advance equal to $200,300 from Lightspeed Capital (“Los Angeles Cash Advance”). Lightspeed Capital is an affiliate of Death & Co LA LLC’s point of sale system. The East Village Cash Advance accrues interest at an annual rate of 14%. Payments towards the East Village Cash Advance are made by withholding 8% of each daily sales totals and applying such withheld amount towards the balance owed.

On or about June 21, 2024, Death & Co DC LLC received a cash advance equal to $212,000 from Lightspeed Capital (“DC Cash Advance”). Lightspeed Capital is an affiliate of Death & Co DC LLC’s point of sale system. The DC Cash Advance accrues interest at an annual rate of 14%. Payments towards the East Village Cash Advance are made by withholding 8% of each daily sales totals and applying such withheld amount towards the balance owed.

On or about June 21, 2024, Death & Co Denver LLC received a cash advance equal to $285,000 from Lightspeed Capital (“DC Cash Advance”). Lightspeed Capital is an affiliate of Death & Co DC LLC’s point of sale system. The DC Cash Advance accrues interest at an annual rate of 14%. Payments towards the East Village Cash Advance are made by withholding 8% of each daily sales totals and applying such withheld amount towards the balance owed.

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On February 14, 2024, David Kaplan, a director on the Company’s Board of Directors and Chief Executive Officer, made a loan to the Company in the amount of $750,000 (the “DK Promissory Note”). The DK Promissory Note bears an interest rate of 6.397% per annum with an initial maturity date of December 31, 2024. The Maturity Date has subsequently been extended until May 1, 2025. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, security deposits for new projects, and partial funding of certain projects, including Close Company Nashville, Close Company Atlanta, and Municipal Grand Savannah.

On or about July 24, 2023, William Spurgeon, a director on the Company’s Board of Directors to the Company, made a loan to the Company in the amount of $300,000 (the “Spurgeon Note”). The Maturity Date has subsequently been extended until May 1, 2025.

In December 2023, the Company executed a Promissory Note with Premiere Ventures LLC in consideration for loan proceeds in the aggregate amount of $500,000 (the “December 2023 Promissory Note”). The December 2023 Promissory Note bears an interest rate of 12% per annum, with equal payments of principal and interest due and payable beginning March 18, 2024, and continuing until December 18, 2024. On or about September 26, 2024, after substantial repayment of the December 2023 Promissory note, the principal amount of the December 2023 Promissory Note was increased from $261,415.73 to $350,000.00 and the loan was refinanced (“Refinanced Premiere Promissory Note”). The Refinances Premiere Promissory Note bears an interest rate of 12% per annum, compounding annually, with principal and interest paid in equal monthly installments such that the full balance will be paid off by June 28, 2026.

In May 2023, the Company entered into a Credit Purchase Agreement (the “Credit Purchase Agreement”) for the purchase of electronic credit certificates for specified dollar amounts that may be used to purchase food, beverages, and other goods and services sold at the Company’s restaurant locations. Upon the occurrence of certain conditions, the Company may sell tranches of $300,000 of credit certificates at a purchase price of $150,000 per tranche. Subsequently, on February 12, 2025, the Company amended the Credit Purchase Agreement (the “1st Amendment to Credit Purchase Agreement”) to allow for the additional purchase of electronic credit certificates for specified dollar amounts that may be used to purchase food, beverages, and other goods and services sold at the Company’s restaurant locations. Subject to certain conditions, the Company agreed to sell a tranche of $200,000 of credit certificates at a purchase price of $100,000. To date, $1,100,000 worth of credit certificates have been purchased, for a total of $550,000 received by the Company.

In June 2023, David Kaplan, a director on the Company’s Board of Directors and Chief Executive Officer, and Jenna Gerbino, in their joint capacity, made a loan to the Company in the amount of $120,000 (the “DK & JG Promissory Note”). The DK & JG Promissory Note originally bore an 8% interest rate for the duration of the loan, which was to be due and payable two (2) calendar months from its date of issuance. The DK & JG Promissory Note was subsequently amended in November 2023, to provide that interest shall have accrued at a rate of 8% until October 31, 2023, and that after October 31, 2023, the interest rate shall increase to 12%, and that the principal and interest on such loan was due and payable on April 30, 2024.

In December 2023, the Company was issued a Business Line of Credit Loan from American Express National Bank (the “AMEX Loan”) in the aggregate amount of $115,000. The AMEX Loan bears a monthly interest rate of 9% and a one (1) year maturity date, payable on a monthly basis. The AMEX Loan may be repaid at any time prior to maturity with no repayment penalties.

In April 2022, Death & Co DC LLC, a subsidiary of the Company, executed a Promissory Note in consideration for loan proceeds in the aggregate amount of $325,000 (the “April 2022 Promissory Note”). The April 2022 Promissory Note bears an interest rate of 4.5% per annum, payable in thirty-six (36) equal, blended monthly payments of principal and interest and a maturity date of September 1, 2025. Monthly payments began on September 1, 2022.

In December 2021, the Company entered into a Guaranty with Little Giant, LLC, a Maine limited liability company, guaranteeing payment of a promissory note in the amount of $50,000 which was entered into between G&L Maine LLC, a subsidiary of the Company, and Little Giant, LLC (the “Little Giant Note”). The Little Giant Note was entered into in connection with and as partial payment for that certain Asset Purchase Agreement, dated October 7, 2021, entered into between G&L Maine LLC and Little Giant, LLC. The Little Giant Note bears an interest rate of 4.5% per annum and a maturity date of February 3, 2027.

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During August and September 2020, the Company’s subsidiaries were issued loans from the U.S. Small Business Administration (“SBA”) in the aggregate amount of $317,500 pursuant to the Economic Injury Disaster Loans (“EIDL”) Program of the CARES Act, under the following terms:

(i)	On August 13, 2020, Proprietors LLC was issued an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 13, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 14, 2021.

(ii)	On August 14, 2020, Death & Co East Village LLC was issued an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 14, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 14, 2021.

(iii)	On August 27, 2020, Death & Co LA LLC was issued an EIDL loan from the SBA in the amount of $17,500. The loan matures on August 27, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 27, 2021.

In May 2020, the Company was issued PPP loans from J.P. Morgan Chase in the aggregate amount of $1,289,370, pursuant to the PPP. The loans bear interest at a rate of 0.98% per annum, payable monthly and commenced on August 1, 2021. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds as of December 31, 2021, and 2020 totaled $1,047,435 and $354,708, respectively. Loan proceeds not used for qualified expenses totaled $241,935.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS, page 40

As of December 31, 2023, our accounts payable equals $40,598.29 for monthly charges, event fees and a percentage of revenue due to a hotel in which the Company operates.

In July 2023, the Company made the Spurgeon Promissory Note in exchange for a loan in the aggregate amount of $300,000. Please refer to the section titled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations –Indebtedness’ for more information.

In June 2023, the Company made the DK & JG Promissory Note in exchange for a loan in the aggregate amount of $120,000. Please refer to the section titled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations –Indebtedness’ for more information.

In February 2024, the Company made the DK Promissory Note in exchange for a loan in the aggregate amount of $750,000. Please refer to the section titled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations –Indebtedness’ for more information.

In January 2025, the Company made the 2025 DK Promissory Note in exchange for a loan in the aggregate amount of $350,000. Please refer to the section titled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations –Indebtedness’ for more information.

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USE OF PROCEEDS TO ISSUER, page 21

Assuming a maximum raise of $9,353,238.32, the net proceeds of this Offering would be approximately $8,471,049.50 after subtracting estimated Offering costs, including to the Company in Transactions Fees, Broker in commissions and fees, audit fees, EDGARization fees and legal fees. The Company plans to use these proceeds as follows:

	•	Approximately $1,900,000.00 on expansion in existing markets through the opening of three (3) new brick & mortar cocktail lounges with each estimated opening budgeted around $750,000.00 with a strategy to secure leases at discounted prices and with minimal build out or renovation needs, as well as working with developers to subsidize a large portion of each project’s opening costs.
	•	Approximately $950,000.00 on our expansion through the opening of two (2) new Close Company locations in Nashville and Atlanta.
	•	Approximately $1,250,000.00 toward the acquisition of an additional hotel property for Midnight Auteur Hotel Group.
	•	Approximately $250,000.00 toward the opening of Death & Co Seattle.
	•	Approximately $1,531,300.50 for working capital and operation funds.
(1)	•	Approximately $2,589,749.00 to pay off short term debt.

(1) The portion of the proceeds used for short term debt will go to repay the Spurgeon Note, the Black Olive Rev Purchase, the DK Promissory Note, the W. Schlacks Note, the December 2023 Promissory Note, the DK & JG Promissory Note, and the 2025 DK Promissory Note, each of which is detailed in the section titled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations –Indebtedness’ for more information. As of the date of this filing, the principal and interest balance is $2,589,749.00. The Company intends to fully repay all referenced loans. However, if full repayment becomes impractical, repayment will follow the order in which the notes are listed above.

If the Offering size were to be equal to the goal amount of $3,104,998.60, we estimate that the net proceeds to the issuer would be approximately $2,715,273.71. In this case, we would significantly reduce funds earmarked for Midnight Auteur hotel operations and Death & Co expansion. In this scenario, emphasis would be placed on paying down short term debt, operational funds, expansion of Close Company locations, and general Company growth. The Company plans to use these proceeds as follows:

	•	Approximately $950,000.00 on our expansion plans through the opening of two (2) new Close Company locations in Nashville and Atlanta.
	•	Approximately $250,000.00 toward the opening of Death & Co Seattle.
	•	Approximately $204,915.71 for working capital and operation funds.
(1)	•	Approximately $1,310,358.00 to pay off short term debt.

(1) The portion of the proceeds used for short term debt will go to repay the Spurgeon Note, the Black Olive Rev Purchase, the W. Schlacks Note, and the December 2023 Promissory Note, each of which is detailed in the section titled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations –Indebtedness’ for more information. As of the date of this filing, the principal and interest balance is $1,310,358.00. The Company intends to fully repay all referenced loans. However, if the total amount available for repayment is insufficient to fully cover all four obligations, the repayment will follow the order in which the notes are listed above.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

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